NEWS RELEASE

INTEROIL PROVIDES GULF LNG PROJECT UPDATE

Port Moresby and Houston, TX — April 17, 2012 — InterOil Corporation (NYSE:IOC) (POMSoX:IOC) (“InterOil” or the “Company”) reiterated its ongoing bid process to select an internationally recognized LNG operator to join the InterOil Gulf LNG project is on schedule. The bid process is being led by investment banks Morgan Stanley & Co. LLC, Macquarie Capital (USA) Inc. and UBS AG. The Company is pleased with the process being conducted by the investment banks and the number of bidders involved in the process. Selection of the preferred LNG operator is targeted for the second quarter of 2012.

The Project Agreement stipulates that FID be reached by June 2013 for the 7.6 million tonnes per annum Gulf LNG Project. The FEED packages for the Project facilities are mostly completed.

“We understand the Government's desire to have an internationally recognized LNG operator join the project and we trust that our LNG bid process will fully satisfy that requirement,” said Phil Mulacek, InterOil’s CEO. “We welcome the continued support of both the Prime Minister and the Minister for Petroleum who endorse an LNG project in the Gulf which complies with the LNG Project Agreement.”

About InterOil

InterOil Corporation is developing a vertically integrated energy business whose primary focus is Papua New Guinea and the surrounding region. InterOil’s assets consist of petroleum licenses covering about 3.9 million acres, an oil refinery, and retail and commercial distribution facilities, all located in Papua New Guinea. In addition, InterOil is a shareholder in a joint venture established to construct liquefaction facilities in Papua New Guinea.

InterOil’s common shares trade on the NYSE in US dollars. —

Investor Contacts for InterOil

Wayne Andrews	Meg LaSalle
V. P. Capital Markets	Investor Relations Coordinator
Wayne.Andrews@InterOil.com	Meg.LaSalle@InterOil.com
The Woodlands, TX USA	The Woodlands, TX USA
Phone: +1 281-292-1800	Phone: +1 281-292-1800

Forward Looking Statements

This press release includes “forward-looking statements” as defined in United States federal and Canadian securities laws. All statements, other than statements of historical facts, included in this press release that address activities, events or developments that the InterOil expects, believes or anticipates will or may occur in the future are forward-looking statements, including in particular, business plans, goals and strategies, extensions of the LNG project agreements, making Final Investment Decisions, engineering requirements for the project, successful negotiation of final agreements in respect of the LNG project, and the development of the LNG project. These statements are based on certain assumptions made by the Company based on its experience and perception of current conditions, expected future developments and other factors it believes are appropriate in the circumstances, including the terms of the agreements with Mitsui and EWC, discussions and heads of agreement entered into with third parties seeking to invest in InterOil's properties or the development of such properties (including the amendments thereto), bids received for major components of the project, estimates of the project development costs and estimated timing of the start of the project, business prospects, strategies, regulatory developments, future commodity prices, future production levels, the ability to obtain equipment in a timely manner to carry out exploration activities, and the ability to market products successfully. No assurances can be given however, that these events will occur. Actual results will differ, and the difference may be material and adverse to the Company and its shareholders. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of the Company, which may cause our actual results to differ materially from those implied or expressed by the forward-looking statements. Some of these factors include the risk factors discussed in the Company’s filings with the Securities and Exchange Commission and on SEDAR, including but not limited to those in the Company’s Annual Report for the year ended December 31, 2011 on Form 40-F and its Annual Information Form for the year ended December 31, 2011. In particular, there is no established market for natural gas or gas condensate in Papua New Guinea and no guarantee that gas or gas condensate from the Elk and Antelope fields will ultimately be able to be extracted and sold commercially.

Investors are urged to consider closely the disclosure in the Company’s Form 40-F, available from us at www.interoil.com or from the SEC at www.sec.gov and its and its Annual Information Form available on SEDAR at www.sedar.com.